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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                             ATRIA SOFTWARE, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  04962G 10 2
          -----------------------------------------------------------
                                (CUSIP Number)


  CHUCK BAY, PURE SOFTWARE INC., 1309 SOUTH MARY AVENUE, SUNNYVALE, CA 94087
- --------------------------------------------------------------------------------
                                (408) 720-1600
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    JUNE 6, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 2 of 13 Pages
- ---------------------------                         ----------------------------
- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PURE SOFTWARE INC.
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [ ]

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      STATE OF DELAWARE
- --------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        2,149,038 (acquisition of such shares is conditioned upon the occurrence of certain events specified in that certain Stock Option
                        Agreement dated June 6, 1996 and filed as
                        Exhibit 4 to this Schedule 13D

 NUMBER OF           8  SHARED VOTING POWER
   SHARES               783,839
BENEFICIALLY
  OWNED BY           9  SOLE DISPOSITIVE POWER
   EACH                 2,149,038 (acquisition of such shares is
 REPORTING              conditioned upon the occurrence of certain
  PERSON                events specified in that certain Stock Option
   WITH                 Agreement dated June 6, 1996 and filed as
                        Exhibit 4 to this Schedule 13D)

                    10  SHARED DISPOSITIVE POWER
                        -0-

- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,932,877

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.8%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 3 of 13 Pages
- ---------------------------                         ----------------------------


     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Pure Software Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or
                                                                       ---
for any other purpose, and such beneficial ownership is expressly disclaimed .

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Issuer Common Stock"), of Atria Software, Inc., a Massachusetts
            -------------------
corporation ("Issuer").  The principal executive offices of Issuer are located
              ------
at 20 Maguire Road, Lexington, Massachusetts  02173.

ITEM 2.   IDENTITY AND BACKGROUND.

     The name of the person filing this statement is Pure Software Inc., a Delaware corporation ("Pure"). The address of the principal office and principal
                       ----
business of Pure is 1309 South Mary Avenue, Sunnyvale, California 94087. Pure develops, markets and supports a comprehensive, integrated suite of software products that are designed to enable the production of reliable, high-quality software and improve the software development process. Set forth in Schedule A is a list of each of Pure's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Pure in which such employment is conducted. During the past five years neither Pure nor, to Pure's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Pure nor, to Pure's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Reorganization dated June 6, 1996 (the "Merger Agreement") among Pure, CST Acquisition Corporation, a Massachusetts
 ----------------
corporation and a wholly-owned subsidiary of Pure ("Merger Sub") and Issuer, and
                                                    ----------
subject to the conditions set forth therein (including approval by stockholders of Issuer and Pure), Merger Sub will be merged with and into Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right
 ------
to receive 1.544615 shares of Pure common stock, $0.0001 par value per share ("Pure Common Stock"). The foregoing summary of the Merger is qualified in its
- -------------------
entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 4 of 13 Pages
- ---------------------------                         ----------------------------


     This statement on Schedule 13D also relates to an option granted by Issuer to Pure to purchase shares of Common Stock from Issuer and certain other matters as described in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

     As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Pure, with and into Issuer in a statutory merger pursuant to the Massachusetts Business Corporation Law ("Massachusetts Law"). At the effective time of the Merger (the "Effective
- -------------------                                               ---------
Time"), the separate existence of Merger Sub will cease and Issuer will continue
- ----
as the surviving corporation and as a wholly-owned subsidiary of Pure ("Surviving Corporation"). The initial directors of the Surviving Corporation
- -----------------------
shall be the directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time. The Articles of Organization of Merger Sub as in effect immediately prior to the Merger shall be the Articles of Organization of the Surviving Corporation until thereafter amended as provided by the Massachusetts Law and such Articles of Organization; provided, however, at the Effective Time the Articles of Organization of the
- --------  -------
Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Atria Software, Inc." The Bylaws of Merger Sub as in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until thereafter amended.

     In connection with the Merger, holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them,
1.544615 shares of Pure Common Stock. In addition, Pure will assume all options outstanding under the Issuer's 1990 Stock Option Plan, 1994 Stock Plan and 1994 Non-Employee Director Stock Option Plan, and will assume all purchase rights outstanding under the Issuer's Employee Stock Purchase Plan. If the Merger is consummated, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     The Merger Agreement contains customary representations and warranties on the part of Pure and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Pure and Issuer, no event with a material adverse effect with respect to a party or a material shortfall in earnings of a party for the fiscal quarter ending June 30, 1996. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

     Upon the occurrence of (i) the acceptance of a Superior Proposal (as such term is defined below) by Issuer or the recommendation of a Superior Proposal by the Board of Directors of Issuer to its stockholders, or (ii) the failure to obtain the required vote by the stockholders of Issuer at a meeting of such stockholders (an "Issuer Negative Vote") if prior to such Issuer Negative Vote
                  --------------------
there shall have occurred an Acquisition Proposal (as such term is defined below) with respect to Issuer that has been publicly disclosed and not withdrawn, then the Merger Agreement provides for the payment by Issuer to Pure of a break-up fee of $25,000,000. If, however, prior to an Issuer Negative Vote the Board of Directors of Issuer withholds,

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 5 of 13 Pages
- ---------------------------                         ----------------------------

withdraws or modifies in a manner adverse Pure its recommendation in favor of the Merger but the events specified in clauses (i) or (ii) in the previous sentence shall not have occurred, then the Merger Agreement provides for the payment by Issuer to Pure of a break-up fee of $15,000,000. A break-up fee of $5,000,000 must be paid by Issuer to Pure in the event of an Issuer Negative Vote if Issuer is not required to make payment to Pure of the break-up fees specified in the first two sentences of this paragraph.

     Upon the occurrence of (i) the acceptance of a Superior Proposal by Pure or the recommendation of a Superior Proposal by the Board of Directors of Pure to its stockholders, or (ii) the failure to obtain the required vote by the stockholders of Pure at a meeting of such stockholders (a "Pure Negative Vote")
                                                           ------------------
if prior to such Pure Negative Vote there shall have occurred an Acquisition Proposal with respect to Pure that has been publicly disclosed and not withdrawn, then the Merger Agreement provides for the payment by Pure to Issuer of a break-up fee of $25,000,000. If, however, prior to a Pure Negative Vote the Board of Directors of Pure withholds, withdraws or modifies in a manner adverse Issuer its recommendation in favor of the Merger but the events specified in clauses (i) or (ii) in the previous sentence shall not have occurred, then the Merger Agreement provides for the payment by Pure to Issuer of a break-up fee of $15,000,000. A break-up fee of $5,000,000 must be paid by Pure to Issuer in the event of a Pure Negative Vote if Pure is not required to make payment to Issuer of the break-up fees specified in the first two sentences of this paragraph.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Pure to enter into the Merger Agreement, certain stockholders of Issuer (collectively, "Voting Agreement Stockholders") have each
                                       -----------------------------
entered into a Participation Agreement dated as of June 6, 1996 (the "Voting
                                                                      ------
Agreement") with Pure.  Pursuant to the Voting Agreement, the Voting Agreement
- ---------
Stockholders have agreed to vote the shares of Issuer Common Stock owned by them
(i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. The Voting Agreement Stockholders have also agreed if requested by Pure to execute and deliver to Pure an irrevocable proxy granting Pure the authority to vote the shares of Issuer Common Stock owned by the Voting Agreement Stockholders in the manner described in the previous sentence. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. Each Voting Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by each Voting Agreement Stockholder as of June 1, 1996 is set forth in Schedule B hereto which is hereby incorporated by this reference. Pure did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 6 of 13 Pages
- ---------------------------                         ----------------------------


     As an inducement to Issuer to enter into the Merger Agreement, certain stockholders of Pure have each entered into a Participation Agreement dated as of June 6, 1996 with Issuer, the substance of which is substantially similar to the substance of the Voting Agreement. A copy of this agreement is included as
Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also as an inducement to Pure to enter into the Merger Agreement, Pure and Issuer entered into a Stock Option Agreement dated June 6, 1996 ("Stock Option
                                                                  ------------
Agreement") pursuant to which Issuer granted Pure the right (the "Option"),
- ---------                                                         ------
under certain conditions, to purchase up to 2,149,038 shares of Issuer Common Stock by exchanging shares of Pure Common Stock at a rate of 1.544615 shares of Pure Common Stock for each option share and/or, at Pure's election, at a price of $62.75 per share (the "Exercise Price"). In the event that Pure elects to pay
                          --------------
any portion of the Exercise Price in cash, Pure will determine the source of the necessary funds.

     Subject to certain conditions, the Option may be exercised in whole or in part by Pure (i) upon the commencement of a tender or exchange offer for 25% or more of any class of Issuer's capital stock, (ii) in the event Issuer shall have accepted a Superior Proposal (as such term is defined below) or if the Board of Directors of Issuer recommends a Superior Proposal to the stockholders of Issuer or (iii) in the event of an Issuer Negative Vote if prior to such Issuer Negative Vote there shall have occurred an Acquisition Proposal (as such term is defined below) with respect to Issuer which shall have been publicly disclosed and not withdrawn (any of the events specified in clauses (i), (ii) or (iii) of this sentence are referred to herein as an "Exercise Event"). The Stock Option
                                            --------------
Agreement terminates upon the earlier of (i) at the Effective Time, (ii) 180 days following the termination of the Merger Agreement if an Exercise Event shall have occurred on or prior to the date of such termination, and (iii) the date on which the Merger Agreement is terminated if an Exercise Event shall not have occurred on or prior to such date; provided, however, with respect to
                                        --------  -------
clause (ii) of this sentence, that if the Option cannot be exercised by reason of any applicable government order shall not have expired or been terminated, then the Stock Option Agreement shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Option may not be exercised if Pure is in breach in any material respect of any of its covenants or agreements contained in the Merger Agreement.

     The term "Acquisition Proposal" means any proposal or offer relating to (i)
               --------------------
any merger, consolidation, sale of substantial assets or similar transactions involving an entity or any subsidiary of that entity (other than sales of assets or inventory in the ordinary course of business or permitted under the terms of the Merger Agreement), (ii) the sale of 10% or more of the outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto) or (iv) any public announcement of a

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 7 of 13 Pages
- ---------------------------                         ----------------------------


proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     The term "Superior Proposal" means an unsolicited bona fide Acquisition
               -----------------
Proposal which the Board of Directors of an entity in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable to the stockholders of the entity from a financial point of view than the Merger and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of the entity (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group, and which is likely to be consummated.

     In addition, at any time during which the Option is exercisable Pure shall have the right to sell to Issuer and Issuer shall be obligated to purchase from Pure (i) the Option to the extent not previously exercised by Pure (the "Stock
                                                                         -----
Option Agreement Put") and (ii) the shares of Issuer Common Stock, if any,
- --------------------
acquired by Pure pursuant to the Stock Option Agreement (the "Option Share
                                                              ------------
Put"). The price that Issuer shall be required to pay in connection with the Stock Option Agreement Put shall be equal to the difference between the Market Price (as such term is defined below) for shares of Issuer Common Stock as of the date Pure gives notice of its intent to exercise the Stock Option Agreement Put and the Exercise Price, multiplied by the number of shares of Issuer Common Stock purchasable pursuant to the Stock Option Agreement, but only if the Market Price is greater than the Exercise Price. The price that Issuer shall be required to pay in connection with the Option Share Put shall be the Exercise Price paid by Pure for shares of Issuer Common Stock acquired pursuant to the Stock Option Agreement plus the difference between the Market Price and such Exercise Price (but only if the Market Price is greater than the Exercise Price) multiplied by the number of shares of Issuer Common Stock so purchased. Notwithstanding the foregoing, in connection with the Stock Option Agreement Put and the Option Share Put, Issuer shall not be required to pay Pure an aggregate amount in excess of the sum of (i) $40,000,000 plus (ii) the aggregate Exercise Price paid by Pure for such shares minus (iii) any break-up fee paid by Issuer to Pure in accordance with the Merger Agreement. The term "Market Price" means
                                                           ------------
the highest closing sale price of shares of Issuer Common Stock on the Nasdaq National Market during the five (5) trading days ending on the trading day immediately preceding the date Pure gives notice of its intent to exercise the Stock Option Agreement Put or the Option Share Put. Issuer has also granted Pure certain registration rights that become effective in the event the Stock Option Agreement is exercised. The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Issuer to enter into the Merger Agreement, Issuer and Pure entered into a Stock Option Agreement dated June 6, 1996 pursuant to which Pure granted Issuer the right under certain conditions to purchase up to 2,646,096 shares of Pure Common Stock by exchanging shares of Issuer Common Stock at a rate of 0.64741 of a share of Issuer Common Stock for each option share and/or, at Issuer's election, at a price of $40.625 per share. The substance of this agreement is substantially similar to the substance of

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 8 of 13 Pages
- ---------------------------                         ----------------------------


the Stock Option Agreement, and a copy of this agreement is included as Exhibit 5 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, certain stockholders of Pure (each an "Affiliate") have each entered into an affiliate agreement with Pure
          ---------
(collectively, the "Affiliate Agreements") pursuant to which each Affiliate has
                    --------------------
agreed not to sell, exchange, transfer, pledge, dispose or otherwise reduce such Affiliate's interest in or risk relative to any shares of Pure Common Stock or other equity securities of Pure owned by such Affiliate during the period commencing June 6, 1996 and ending at such time as financial results covering at least 30 days of combined operations of Pure and Issuer have been published by Pure, such publication to be in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission (the "Commission"), a report to the Commission on Form 10-K, 10-Q or
                 ----------
8-K or any other public filing or announcement which includes the combined results of operations of Pure and Issuer, so as to interfere with Pure accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, the Voting Agreement Stockholders have each entered into an affiliate agreement with Pure. The substance of these agreements is substantially similar to the substance Affiliate Agreements, except that each Voting Agreement Stockholder has also agreed that any sale, transfer or other disposition of Issuer Common Stock by such Voting Agreement Stockholder will be made in accordance with Rule 145 promulgated by the Commission under the Securities Act of 1933, as amended, and has made certain representations pertaining to continuity of interest with respect to the shares held by such Voting Agreement Stockholder. A copy of a form of this agreement is included as Exhibit 7 to this Schedule 13D and incorporated herein in its entirety by reference.

     Pure and Issuer have also entered into a License and Marketing Agreement (the "License and Marketing Agreement") in connection with the Merger Agreement.
      -------------------------------
The License and Marketing Agreement would become effective only in the event that the Merger Agreement is terminated under certain circumstances, including in the event of a regulatory prohibition, the failure of Pure's stockholders to approve the Merger, a breach of the Merger Agreement by Pure or the acceptance by Pure of an alternative transaction. The License and Marketing Agreement, if effective, would permit Issuer to market, distribute, support and maintain Pure's DDTS defect tracking system product, and modify and create derivative works of the product. Issuer would pay Pure a royalty of 30% of the net revenue Issuer recognizes from the licensing of the product, or from support services provided by Issuer for the product, and a royalty of 50% of the net revenue Issuer recognizes from support services sold by Issuer but provided by Pure.
The initial term of the License and Marketing Agreement is five years, with an automatic right to renew that Issuer may exercise for an additional two year period. The License and Marketing Agreement contains customary warranty, indemnity and confidentiality provisions. The foregoing summary of the License and Marketing Agreement is qualified in its entirety by reference to the copy of the License and Marketing Agreement included as Exhibit 8 to this Schedule 13D and incorporated herein in its entirety by reference.

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 9 of 13 Pages
- ---------------------------                         ----------------------------


ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     As a result of and subject to the Voting Agreement, Pure has shared power to vote an aggregate of 783,839 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 5.5% of the issued and outstanding shares of Issuer Common Stock as of June 1, 1996. To the extent that Pure, as permitted by the Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are granted pursuant to the Voting Agreement, Pure would have sole voting power with respect to such shares.

     If pursuant to the Stock Option Agreement the Option becomes exercisable, Pure would have the right to acquire up to 2,149,038 shares of Issuer Common Stock. If acquired, Pure would have sole voting and dispositive power over such shares, and such shares would constitute approximately 15% of the issued and outstanding shares of Issuer Common Stock as of June 1, 1996.

     As a result of the Voting Agreement and if the Option is exercised, Pure may be deemed to beneficially own an aggregate of 2,932,877 shares of Issuer Common Stock, or 17.8% of the issued and outstanding shares of Issuer Common Stock as of June 1, 1996.

     To Pure's knowledge, except for Reed Hastings who owns 100 shares of Issuer Common Stock, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Pure has not affected any transaction in Issuer Common Stock during the past 60 days and, except for Reed Hastings who sold 300 shares of Issuer Common Stock in an open market transaction on May 7, 1996 at a per share price of $54.00, to Pure's knowledge, none of the person named in Schedule A has affected any transaction in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     Other than as described herein, to Pure's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Agreement and Plan or Reorganization dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, CST Acquisition Corporation, a Massachusetts corporation and

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 10 of 13 Pages
- ---------------------------                         ----------------------------


          wholly-owned subsidiary of Pure Software Inc., and Atria Software, Inc., a Massachusetts corporation.

     2. Participation Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, CST Acquisition Corporation, a Massachusetts corporation, and certain stockholders of Atria Software, Inc., a Massachusetts corporation.

     3. Participation Agreement dated June 6, 1996 by and among Atria Software, Inc., a Massachusetts corporation, and certain stockholders of Pure Software Inc., a Delaware corporation.

     4. Stock Option Agreement dated June 6, 1996 by and between Atria Software, Inc., a Massachusetts corporation and Pure Software Inc., a Delaware corporation.

     5. Stock Option Agreement dated June 6, 1996 by and between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation.

     6. Form of Affiliate Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, and certain stockholders of Pure Software Inc., a Delaware corporation.

     7. Form of Affiliate Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, and certain stockholders of Atria Software, Inc., a Massachusetts corporation.

     8. License and Marketing Agreement dated June 6, 1996 between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation.

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 11 of 13 Pages
- ---------------------------                         ----------------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996

                              PURE SOFTWARE INC.


                              By:   /s/  Chuck Bay
                                    ---------------

                              Title:     Vice President, Finance, Chief
                                         Financial Officer, General Counsel
                                         and Secretary

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 12 of 13 Pages
- ---------------------------                         ----------------------------


                                   SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICER OF
                              PURE SOFTWARE INC.

                               Present Principal
                              Occupation Including
  Name and Title                Name of Employer                     Citizenship
- -----------------              ------------------                    -----------

Reed Hastings        Chairman of the Board of Directors, President        U.S.
                      and Chief Executive Officer of Pure


Aki Fjuimura         Director and Vice President, Systems Business        U.S.
                      Unit and Customer Satisfaction Group of Pure


Chuck Bay            Vice President, Finance, Chief Financial Officer,    U.S.
                      General Counsel and Secretary of Pure


Audrey MacLean       Director of Pure and Private Investor, 21100         U.S.
                      Saratoga Hills Road, Saratoga, California
                      95070


Andrew S. Rachleff   Director of Pure and General Partner, MPAE V         U.S.
                      Management Company, L.P., 2480 Sand Hill
                      Road, Suite 200, Menlo Park, California  94025


Thomas A. Jermoluk   Director of Pure and President and Chief Operating   U.S.
                      Officer of Silicon Graphics, Inc., 2011 North
                      Shoreline Blvd., Mountain View, California  94043


Larry W. Sonsini     Director of Pure and Member and Chairman of the      U.S.
                      Executive Committee, Wilson, Sonsini, Goodrich
                      & Rosati, 650 Page Mill Road, Palo Alto, California
                      94307

                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No. 04962G 10 2                                Page 13 of 13 Pages
- ---------------------------                         ----------------------------


                                   SCHEDULE B


                                       Issuer Common Stock Held
      Stockholder                      of Record as of June 1, 1996
- --------------------------             ----------------------------

Paul H. Levine                                   295,000

Elliot M. Katzman                                 90,000

John C. Leary                                     35,000

David B. Leblang                                 248,000

Paul J. Ferri                                     10,452

Robert D. Pavey                                   11,632

Norris Evans                                           0

Gardner C. Hendrie                                79,391

David A. Litwack                                       0

Louis J. Volpe                                    14,364
                                                 -------

     TOTAL:                                      783,839
                                                 =======


                               INDEX TO EXHIBITS


                                                                    SEQUENTIALLY
EXHIBIT                                                               NUMBERED
NUMBER              DESCRIPTION                                         PAGE
- ------              -----------                                         ----


  1 Agreement and Plan or Reorganization dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, CST Acquisition Corporation, a Massachusetts corporation and wholly-owned subsidiary of Pure Software Inc., and Atria Software, Inc., a Massachusetts corporation.

  2 Participation Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, CST Acquisition Corporation, a Massachusetts corporation, and certain stockholders of Atria Software, Inc., a Massachusetts corporation.

  3 Participation Agreement dated June 6, 1996 by and among Atria Software, Inc., a Massachusetts corporation, and certain stockholders of Pure Software Inc., a Delaware corporation.

  4 Stock Option Agreement dated June 6, 1996 by and between Atria Software, Inc., a Massachusetts corporation and Pure Software Inc., a Delaware corporation.

  5 Stock Option Agreement dated June 6, 1996 by and between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation.

  6 Form of Affiliate Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, and certain stockholders of Pure Software a Delaware corporation.

  7 Form of Affiliate Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, and certain stockholders of Atria Software, Inc., a Massachusetts corporation.

  8 License and Marketing Agreement dated June 6, 1996 between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation.